Exhibit 99.10

Disclosure of Transactions in Own Shares

Paris, February 19, 2024 – In accordance with the authorization given by the ordinary shareholders’ general meeting on May 26, 2023, to trade on its shares and pursuant to applicable law on share repurchase, TotalEnergies SE (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from February 12 to February 16, 2024:

Transaction Date	Total daily volume (number of shares)	Daily weighted average purchase price of shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
12/02/2024	352,890	59.848778	21,120,035.27	XPAR
12/02/2024	144,870	59.847035	8,670,039.96	CEUX
12/02/2024	28,080	59.846908	1,680,501.18	TQEX
12/02/2024	24,000	59.846419	1,436,314.06	AQEU
13/02/2024	349,867	60.283606	21,091,244.38	XPAR
13/02/2024	144,842	60.283218	8,731,541.86	CEUX
13/02/2024	27,976	60.284350	1,686,514.98	TQEX
13/02/2024	23,670	60.284767	1,426,940.43	AQEU
14/02/2024	349,419	60.383027	21,098,976.91	XPAR
14/02/2024	144,087	60.383452	8,700,470.45	CEUX
14/02/2024	28,633	60.383746	1,728,967.80	TQEX
14/02/2024	23,813	60.384632	1,437,939.24	AQEU
15/02/2024	366,159	59.364623	21,736,890.99	XPAR
15/02/2024	150,833	59.363176	8,953,925.93	CEUX
15/02/2024	30,272	59.362574	1,797,023.84	TQEX
15/02/2024	25,074	59.366310	1,488,550.86	AQEU
16/02/2024	376,488	59.918167	22,558,470.86	XPAR
16/02/2024	152,714	59.920267	9,150,663.65	CEUX
16/02/2024	29,652	59.917625	1,776,677.42	TQEX
16/02/2024	24,936	59.920144	1,494,168.71	AQEU
Total	2,798,275	59.953314	167,765,858.77

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the TotalEnergies website: https://totalenergies.com/investors/shares-and-dividends/total-shares/info/company-share-transactions

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, more sustainable, more reliable and accessible to as many people as possible. Active in nearly 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations:+33 (0)1 47 44 46 99l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations:+33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).